EXHIBIT 99.1

Golar LNG Partners LP Cash Distributions

Golar LNG Partners LP ("the Partnership") (NASDAQ: GMLP) announced today that its board of directors has approved a quarterly cash distribution with respect to the quarter ended March 31, 2018 of $0.5775 per common and general partner unit. This cash distribution will be paid on May 14, 2018 to all common and general partner unitholders of record as of the close of business on May 7, 2018.

A cash distribution of $0.546875 per Series A preferred unit (NASDAQ: GMLPP) for the period from February 15, 2018 through May 14, 2018 has also been declared.  This will be payable on May 15, 2018 to all Series A preferred unitholders of record as at May 8, 2018.

Golar LNG Partners LP
Hamilton, Bermuda
April 27, 2018

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.